Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Net income	$40,396	$66,014	$25,367	$39,271	$28,223	$27,556

Add total fixed charges (per below)	27,490	25,682	24,751	15,125	14,815	11,324

Total earnings	$67,886	$91,696	$50,118	$54,396	$43,038	$38,880

Fixed charges:
Interest expense	$25,510	$21,501	$21,763	$13,289	$13,056	$9,633
Capitalized interest	388	1,008	1,007	—	—	—
Estimate of interest within rental expense (1)	1,592	3,173	1,981	1,836	1,759	1,691

Total fixed charges	$27,490	$25,682	$24,751	$15,125	$14,815	$11,324

Ratio of earnings to fixed charges	2.47	3.57	2.02	3.60	2.91	3.43

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.